UNITES STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-8F
__________________________________

Application pursuant to Section 8(f) of the Investment Company Act of 1940
(“1940 Act”) and Rule 8f-1 thereunder for Order Declaring that Company has Ceased to be an Investment Company under the Act
__________________________________

Dated: September 18, 2020

I.	General Identifying Information

1.	Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

[X]	Merger

[ ]	Liquidation

[ ]	Abandonment of Registration (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

[ ]	Election of status as a Business Development Company (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.	Name of Fund: Jackson Variable Series Trust

3.	Securities and Exchange Commission File No.: File No.: 811-22613

Fund (Series) Name	Series ID	Class A	Class I
JNL Conservative Allocation Fund	S000035568	C000108979	C000192328
JNL Institutional Alt 100 Fund	S000035593	C000109004	C000192340
JNL Moderate Allocation Fund	S000035579	C000108990	C000192336
JNL iShares Tactical Moderate Fund	S000035569	C000108980	C000192329
JNL iShares Tactical Growth Fund	S000035571	C000108982	C000192331
JNL iShares Tactical Moderate Growth Fund	S000035570	C000108981	C000192330
JNL/American Funds Global Growth Fund	S000041929	C000130223	C000192350
JNL/American Funds Growth Fund	S000035575	C000108986	C000192332
JNL/DFA U.S. Small Cap Fund	S000037898	C000116994	C000192341
JNL/DoubleLine® Total Return Fund	S000041930	C000130224	C000192351
JNL/Eaton Vance Global Macro Absolute Return Advantage Fund	S000040536	C000125759	C000192346
JNL/FAMCO Flex Core Covered Call Fund	S000035578	C000108989	C000192335
JNL/Lazard International Strategic Equity Fund	S000040537	C000125760	C000192347
JNL/Neuberger Berman Currency Fund	S000037900	C000116996	C000192342
JNL/Neuberger Berman Commodity Strategy Fund	S000045525	C000141741	C000192355
JNL/Nicholas Convertible Arbitrage Fund	S000035582	C000108993	C000192337
JNL/PIMCO Investment Grade Credit Bond Fund	S000035583	C000108994	C000192338
JNL/T. Rowe Price Capital Appreciation Fund	S000041933	C000130227	C000192354
JNL/Mellon Equity Income Fund	S000035585	C000108996	C000192339
JNL/The London Company Focused U.S. Equity Fund	S000041932	C000130226	C000192353
JNL/VanEck International Gold Fund	S000037901	C000116997	C000192343
JNL/WMC Focused International Equity Fund	S000041931	C000130225	C000192352

4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

[X]	Initial Application
[ ]	Amendment

5.	Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

225 W. Wacker Drive
Suite 1200
Chicago, Illinois 60606

6.	Name, address, and telephone number of individual the Commission staff should contact with any questions regarding this form:

Emily J. Bennett, Esq.
Assistant Vice President & Associate General Counsel
Jackson National Asset Management, LLC
225 W. Wacker
Chicago, Illinois  60606
(312) 730-9730

7.
Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-l, .3 1a-2]:

Records as Investment Adviser, Administrator, Transfer Agent:

Susan S. Rhee, Esq.
Jackson National Asset Management, LLC
1 Corporate Way
Lansing, Michigan 48951
(517) 367-4336

Mark Nerud
Jackson National Asset Management, LLC
225 West Wacker Drive, Suite 1200
Chicago, Illinois 60606
(312) 338-5801

Records as Custodian:

Stephen R. Reid
JPMorgan Chase Bank, N.A.
270 Park Avenue
New York, New York 10017
(972) 324-5481

Records as Distributor:

Heidi Kaiser
Jackson National Distributors LLC
1 Corporate Way
Lansing, Michigan 48951
(517) 367-3864

NOTE: Once de registered, a fund is still required to maintain and preserve the records described in rules 31a-l and 31a-2for the periods specified in those rules.

8.	Classification of Fund (check only one):

[X]	Management company

[ ]	Unit investment trust or

[ ]	Face-amount certificate company.

9.	Subclassification if the fund is a management company (check only one):

[X]	Open-end

[ ]	Closed-end
10.	State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

Massachusetts

11.	Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

Investment Adviser Name	Address
Jackson National Asset Management, LLC	225 W. Wacker Dr., Chicago, IL 60606

Sub-Adviser Name	Address
AQR Capital Management, LLC	Two Greenwich Plaza, Greenwich, CT 06830
BlackRock Financial Management, Inc.	55 East 52nd St., New York, NY 10055
BlackRock International Limited	Exchange Place One, 1 Semple St., Edinburgh UK EH3 8BL
BlackRock (Singapore) Limited	#18-01, Twenty Anson, 20 Anson Rd., Singapore 079912
Dimensional Fund Advisors LP	6300 Bee Cave Road, Building One, Austin, TX 78746
DoubleLine Capital LP	505 N. Brand Blvd., Ste. 860, Glendale, CA 91203
Eaton Vance Management	Two International Pl., Boston, MA 02110
Epoch Investment Partners, Inc.	399 Park Ave., 31st Floor, New York, NY 10022
Franklin Advisers, Inc.	One Franklin Parkway, San Mateo, CA 94403
Lazard Asset Management LLC	30 Rockefeller Plaza, 55th Floor, New York, Ny 10112
Mellon Investments Corporation	201 Washington St., Boston, MA 02108
Neuberger Berman Investment Advisers LLC	190 South LaSalle St., Ste. 2400, Chicago, Il 60603
Nicholas Investment Partners, L.P.	6451 El Sicomoro St., Rancho Santa Fe, CA 92067
Pacific Investment Management Company LLC	650 Newport Center Dr., Newport Beach, CA 92660
PPM America, Inc.	225 West Wacker Dr., Ste. 1200, Chicago, IL 60606
T. Rowe Price Associates, Inc.	100 East Pratt St, Baltimore, MD 21202
Templeton Asset Management Ltd.	7 Temasek Blvd., Suntec Tower One, #38-03, Singapore 038987
The London Company of Virginia, LLC	1800 Bayberry Court, Ste. 301, Richmond, VA 23226
Van Eck Associates Corporation	666 Third Ave., 9th Floor, New York, NY 10017
WCM Investment Management	281 Brooks St., Laguna Beach, CA 92651
Ziegler Capital Management, LLC	70 W Madison St., Ste. 2400, Chicago, IL 60602

12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:

Jackson National Life Distributors LLC
300 Innovation Drive
Franklin, Tennessee 37067

13.	If the fund is a unit investment trust (“UIT”) provide: Not Applicable.

a.	Depositor’s name(s) and address(es):

b.	Trustee’s name(s) and address(es):

14.	Is there a UIT registered under the Act that served as a vehicle for investment in the Fund (e.g., an insurance company separate account)?

[ ]	Yes

[X]	No

If Yes, for each UIT state:

15.	(a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[X]	Yes

[ ]	No

If Yes, state the date on which the board vote took place:

December 3, 2019

If No, explain:

(b)	Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[ ]	Yes

[X]	No

If Yes, state the date on which the shareholder vote took place:

On December 3-5, 2019, the Board of Trustee (the “Board”) of Jackson Variable Series Trust approved the proposed redomiciliations of the following series of Jackson Variable Series Trust, each outlined below as an “Acquired Fund” (collectively, the “Acquired Funds”) through “shell” reorganizations with and into the respective series of JNL Series Trust, each outlined below as an “Acquiring Fund” (collectively, the “Acquiring Funds”) (each a “Reorganization” and collectively, the “Reorganizations”):

Acquired Funds – Jackson Variable Series Trust	Acquiring Funds – JNL Series Trust
JNL Conservative Allocation Fund	JNL Conservative Allocation Fund
JNL Moderate Allocation Fund	JNL Moderate Allocation Fund
JNL iShares Tactical Moderate Fund	JNL iShares Tactical Moderate Fund
JNL iShares Tactical Growth Fund	JNL iShares Tactical Growth Fund
JNL iShares Tactical Moderate Growth Fund	JNL iShares Tactical Moderate Growth Fund
JNL/American Funds® Global Growth Fund	JNL/American Funds® Global Growth Fund
JNL/American Funds® Growth Fund	JNL/American Funds® Growth Fund
JNL/DFA U.S. Small Cap Fund	JNL/DFA U.S. Small Cap Fund
JNL/DoubleLine® Total Return Fund	JNL/DoubleLine® Total Return Fund
JNL/Lazard International Strategic Equity Fund	JNL/Lazard International Strategic Equity Fund
JNL/Mellon Equity Income Fund	JNL/Mellon Equity Income Fund
JNL/Neuberger Berman Commodity Strategy Fund	JNL/Neuberger Berman Commodity Strategy Fund
JNL/PIMCO Investment Grade Credit Bond Fund	JNL/PIMCO Investment Grade Credit Bond Fund
JNL/T. Rowe Price Capital Appreciation Fund	JNL/T. Rowe Price Capital Appreciation Fund
JNL/WCM Focused International Equity Fund	JNL/WCM Focused International Equity Fund

Each Acquiring Fund is a “shell” series of JNL Series Trust that was created for the purpose of acquiring the assets and assuming the liabilities of the respective Acquired Fund.  Under the terms of the Plan of Reorganization to effect the redomiciliations, each Acquired Fund’s assets and liabilities were transferred to the respective Acquiring Fund in return for shares of the corresponding Acquiring Fund having an aggregate net asset value equal to such Acquired Fund’s net assets as of the valuation date. Each Acquiring Fund’s shares were distributed pro rata to shareholders of the respective Acquired Fund in exchange for their fund shares. The shareholders of each Acquired Fund became shareholders of the respective Acquiring Fund and received shares of the corresponding Acquiring Fund with a total net asset value equal to that of their shares of such Acquired Fund at the time of the Reorganization.  Shareholders of the Acquired Funds did not pay any sales charges in connection with the Reorganizations.

The Reorganizations were not subject to shareholder approval because the Acquired Funds’ names, investment objectives, principal investment strategies, risks, or fundamental policies did not change as a result of the Reorganizations and because the Board has determined that the Reorganizations were in the best interests of each of the Acquired Funds and each of the Acquired Fund’s shareholders. The Reorganizations were effective April 27, 2020.

II.	Distributions to Shareholders

16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

[X]	Yes

[ ]	No

(b)	If Yes, list the date(s) on which the fund made those distributions:

April 27, 2020

(c)	Were the distributions made on the basis of net assets?

[X]	Yes

[ ]	No

(d)	Were the distributions made pro rata based on share ownership?

[X]	Yes

[ ]	No

(e)	If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

Not Applicable.

(f)	Liquidations only: Not Applicable
Were any distributions made in kind?

[ ]	Yes

[ ]	No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.	Closed-end funds only: Not Applicable. Has the fund issued senior securities?

[ ]	Yes

[ ]	No

If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:

18.	Has the fund distributed all of its assets to the fund’s shareholders?

[X]	Yes

[ ]	No

If No,
(a)	How many shareholders does the fund have as of the date this form is filed?
Not Applicable

(b)	Describe the relationship of each remaining shareholder to the fund:
Not Applicable

19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

[ ]	Yes

[X]	No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of those shareholders:

III.	Assets and Liabilities

20.	Does the fund have any assets as of the date this form is filed? (See question 18 above)

[ ]	Yes

[X]	No

If Yes,

(a)	Describe the type and amount of each asset retained by the fund as of the date this form is filed:

(b)	Why has the fund retained remaining assets?

(c)	Will the remaining assets be invested in securities?

21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

[ ]	Yes

[X]	No

If Yes,

(a)	Describe the type and amount of each debt or other liability:

(b)	How does the fund intend to pay these outstanding debts or other liabilities?

IV.	Information About Event(s) Leading to Request For Deregistration

22.
      (a) List the expenses incurred in connection with the Merger or Liquidation:

(i)	Legal expenses:	$13,805.50
(ii)	Accounting expenses:	$0
(iii)	Other expenses (list and identify separately):	$0
	Trustee Fees	$0
	Insurance	$0
	Blue Sky Deregistration	$0
	Shareholder Mailings	$0
(iv)	Total expenses (sum of lines (i) – (iii) above):	$13,805.50

(b)	How were those expenses allocated?
All expenses were paid by Jackson National Asset Management, LLC, the investment adviser.

(c)	Who paid those expenses?
See the response to IV.22(b).

(d)	How did the fund pay for unamortized expenses (if any)?

Not Applicable.

23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

[ ]	Yes

[X]	No

If Yes, cite the release numbers of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.	Conclusion of Fund Business

24.	Is a fund a party to any litigation or administrative proceeding?

[ ]	Yes

[X]	No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

[ ]	Yes

[X]	No

VI.	Mergers Only

26.	(a) State the name of the fund surviving the Merger:

JNL Conservative Allocation Fund
JNL Moderate Allocation Fund
JNL iShares Tactical Moderate Fund
JNL iShares Tactical Growth Fund
JNL iShares Tactical Moderate Growth Fund
JNL/American Funds® Global Growth Fund
JNL/American Funds® Growth Fund
JNL/DFA U.S. Small Cap Fund
JNL/DoubleLine® Total Return Fund
JNL/Lazard International Strategic Equity Fund
JNL/Mellon Equity Income Fund
JNL/Neuberger Berman Commodity Strategy Fund
JNL/PIMCO Investment Grade Credit Bond Fund
JNL/T. Rowe Price Capital Appreciation Fund
JNL/WCM Focused International Equity Fund

(b) State the Investment Company Act file number of the fund surviving the Merger:

Each surviving fund listed in VI.26.(a) is a series of the JNL Series Trust (File No. 811-8894)

(c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

The Plan of Reorganization was filed as exhibit 99.28(h)(23) to the Post-Effective Amendment under rule 485(b) filed on April 23, 2020 (file number 033-87244 (SEC Accession No. 0000933691-20-000135)).

(d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION

The undersigned states that (i) she has executed this Form N-8F application for an order under Section 8(f) of the Investment Company Act of 1940 on behalf of Jackson Variable Series Trust (ii) she is Vice President, Chief Legal Officer, and Secretary of Jackson Variable Series Trust, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken.  The undersigned also states that the facts set forth in this Form N-8F application are true to the best of her knowledge, information and belief.

/s/ Susan S. Rhee
Susan S. Rhee Vice President, Chief Legal Officer, and Secretary